May 6, 2026

David Angulo, M.D.
Chief Executive Officer
SCYNEXIS, Inc.
1 Evertrust Plaza, 13th Floor
Jersey City, NJ 07302-6548

        Re: SCYNEXIS, Inc.
            Registration Statement on Form S-3
            Filed May 01, 2026
            File No. 333-295493
Dear David Angulo M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Matthew Hemington, Esq.